QUILMES INDUSTRIAL (QUINSA), SOCIETE ANONYME

December 29, 2006

VIA EDGAR SUBMISSION AND COURIER

Re	Quilmes Industrial (Quinsa), Societe Anonyme Form 20-F for the fiscal year ended December 31, 2005 Filed June 30, 2006 File No. 001-14278

Dear Mr. Moran:

Quilmes Industrial (Quinsa), Societe Anonyme (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated December 19, 2006 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants (PricewaterhouseCoopers LLP). However, in order to address fully certain comments, the Company believes that it will require additional time to consider and respond to the Staff’s comments.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the January 4, 2007 deadline specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about January 19, 2007.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at 54-11-4349-1849 with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter. Alternatively, please feel free to contact Caroline Tait (212-450-4945) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

By: /s/ Gustavo Castelli

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa) Societe Anonyme